CLAYTON WILLIAMS ENERGY, INC.
6 Desta Drive, Suite 6500
Midland, Texas  79705

January 11, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549‑3628
Attention: Karl Hiller, Branch Chief

Re:    Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 5, 2012
File No.  001‑10924

Dear Mr. Hiller:
Set forth below are the responses of Clayton Williams Energy, Inc., a Delaware corporation (“CWEI”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced-filing as set forth in the comment letter dated December 12, 2012 addressed to Michael L. Pollard, Chief Financial Officer of CWEI (the “Comment Letter”).
The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter. CWEI's response to the comment follows in plain text.
Form 10‑K for the Fiscal Year Ended December 31, 2011
Properties, page 27

1.
We note your disclosure on page 28 explaining that the benchmark average price for determination of proved reserves for 2011 was $4.12 per MMBtu of natural gas and $5.31 per Mcf when adjusted for quality, energy content, transportation fees and other price differentials specific to your properties. We would like to understand the extent to which your price differential pertains to unprocessed gas elements having different market price sensitivities, where changes in the benchmark price of natural gas alone would not fully inform expectations on the sustainability of your natural gas revenues and stability in your natural gas reserve estimates. Please provide a more comprehensive disclosure regarding the differences between the benchmark prices and the adjusted prices as they relate to your properties, and discuss the extent to which the indicative value of your financial information depends on maintaining this differential, if there are uncertainties over your ability to do so with material implications.

Mr. Karl Hiller
United States Securities and Exchange Commission
January 11, 2013

RESPONSE:
We compute price differentials on a property-by-property basis by comparing historical first-day-of-the-month benchmark prices for oil and gas to the historical prices for oil, NGL and gas actually received by us. Historical price differentials vary by property based on each property's production and marketing situation and include:

•	area-specific market adjustments (basis differentials), for oil, NGL and natural gas;

•	gravity, H2S content and other quality characteristics of produced oil;

•	the volume of processed NGL derived from our natural gas production, including the mix of the NGL components between ethane, propane, butane, and natural gasoline;

•	the Btu content of natural gas production and the value of any imbedded NGL components that are reported as natural gas sales; and

•
the amount of transportation and marketing fees levied on oil, NGL and gas production which vary based on factors such as the distance of a property from its delivery point, available markets and other pricing adjustments that vary from contract to contract.

Most of our natural gas production is casinghead gas, which generally has a high Btu content and may be processed downstream to extract NGL. Our casinghead gas is sold in one of three ways: (1) as processed gas where the purchaser processes the gas and pays us a percentage of the value of the NGL and a percentage of the value of the residue gas; (2) as processed gas where the purchaser accounts for the value of any extracted NGL and includes that value in the price paid to us for our gas production at the wellhead; and (3) as unprocessed gas where the purchaser pays us a price per MMBtu for our gas production at the wellhead. All of the value we receive from casinghead gas production is recorded as gas sales in our financial records, except for the value of NGL paid to us under method (1), which is reported separately as NGL sales.
Approximately 52% of our gas reserves at December 31, 2011 were attributable to a combination of dry gas and residue gas from processed casinghead production. This portion of our gas production is generally sold at values that correlate to the NYMEX natural gas market. Approximately 44% of our gas reserves at December 31, 2011 were attributable to processed casinghead gas for which the value of extracted NGL is included with the value of residue gas in determining the sales value of our wellhead production. Based on an internal analysis, we estimate that approximately 70% of the future gas revenues from these reserves were attributable to the value of imbedded NGL and 30% were attributable to the value of residue gas. The remaining 4% of our gas reserves at December 31, 2011 were attributable to unprocessed casinghead gas and correlate to the NYMEX natural gas market.

Mr. Karl Hiller
United States Securities and Exchange Commission
January 11, 2013

Since natural gas and NGL markets are distinct and are subject to different market factors, price differentials used in determining the present value of our future net cash flows from proved reserves may not be indicative of future price differentials, and therefore may not correlate to changes in the NYMEX benchmark price for natural gas, when NGL values are imbedded in natural gas revenues. Any adverse changes in price differentials caused by variations in benchmark prices between natural gas and NGL could reduce our future cash flows from operations and the present value of future net cash flows from our proved reserves. By providing the estimated percentage of our gas reserves that contain imbedded NGL and the percentage of that revenue stream related to NGL versus residue gas, readers will be able to better understand the extent to which our gas price differentials pertain to unprocessed NGL components and the impact of such change in price differentials on the indicative value of our financial information.
We will include expanded disclosure similar to that presented above in our future filings with the Commission in order to (1) provide information to help readers better understand the extent to which our gas price differentials pertain to unprocessed NGL components having different market price sensitivities and (2) discuss the extent to which the value of our financial information depends on maintaining this differential.
CWEI hereby acknowledges that:

•	CWEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	CWEI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

January 11, 2013    CLAYTON WILLIAMS ENERGY, INC.

By:    /s/ Michael L. Pollard
Name:    Michael L. Pollard
Title:    Senior Vice President and
Chief Financial Officer

cc:    William R. Volk, Vinson & Elkins L.L.P.
Milam F. Newby, Vinson & Elkins L.L.P.